Exhibit 99.(h)(6)(ii)

Schedule A

Dated October 29, 2015
To The
Expense Limitation Agreement
Dated October 29, 2012
Between
Touchstone Tax-Free Trust and Touchstone Advisors, Inc.

FYE 6/30	Class	Expense Limit	Termination Date
Touchstone Ohio Tax-Free Bond Fund	A	0.85%	October 30, 2016
	C	1.60%

This Schedule A to the Expense Limitation Agreement is hereby executed as of the date first set forth above.

TOUCHSTONE TAX-FREE TRUST

By:

TOUCHSTONE ADVISORS, INC.

By:

By: